Filed by Discovery, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Discovery, Inc.

Commission File No.: 001-34177

Date: May 17, 2021

AT&T-Discovery Inc. Virtual Press Conference

Mon, 5/17 7:31AM

Beionny Mickles, Moderator

And now I’d like to hand it over to John. Please go ahead.

John Stankey

Thank you everyone. Thank you for joining us. I know we have you out early. As you saw this morning, we’ve announced our intent to unite WarnerMedia and Discovery to bring together their complementary strengths to create a new company with a solidified position in global direct to consumer. We’re excited about this opportunity for what it creates for WarnerMedia and Discovery and what it also does for AT&T, our customers, employees and our shareholders. David and I want to spend the most of our time today answering your questions. Before we start, I’ll take, make a few brief comments about why we’re doing this, why we’re doing this now. Let me start by saying the WarnerMedia team has done a phenomenal job and coming together over the past couple of years. Today’s deal is possible only because of what they’ve achieved together. Second, it’s important to keep in mind we’ve also already demonstrated healthy returns on our investment in WarnerMedia including the cash generated from the business since it was acquired. Those close to this journey know that only through the continued combined efforts of WarnerMedia’s exceptional brands and content, and AT&T’s management conviction, distribution expertise, relative competitive position, and commercial clout did HBO Max, establish itself as a domestic US streaming leader. Today’s announcement is the next step in enhancing the value of WarnerMedia and creating its future globally. The opportunities in direct to consumer streaming are rapidly evolving. To keep pace and maintain a leadership position, several things are required: global scale, access to capital, a broad array of high quality content, and industry best talent. It’s my responsibility as the capital allocator and chief to ensure restructure facilitates these objectives. WarnerMedia is the most awarded leader in scripted entertainment, animation, news, and sports. Their strong consistent execution cemented their foothold in the United States, in addition to positioning them well for continued growth, rapid international expansion, unscripted real life entertainment, and by combining these two companies, it creates one of the most compelling content portfolios in the world, and enables the new combined company to have a content spend that exceeds most of its industry peers. Doing this now, WarnerMedia will be better suited to self fund its growth moving forward and AT&T will have better flexibility to invest in 5g and fiber to support the growing long term demand for reliable, high speed connectivity. A little bit more about AT&T in just a bit. David, would you like to share some thoughts on what this means for Discovery?

David Zaslav

Thanks so much, John. First I just want to say how grateful I am to you John. The last few months together, architecting this deal, actually secretly from, from my brownstone in Greenwich Village has been fun and exhilarating and a truly bonding experience. So a big thank you to you, my friend and partner. This is a truly exciting day, and a seminal event for our respective companies. I also want to thank the Discovery family from our steady leadership team, supportive board and our amazing global workforce. This next leg of our journey is a result of the 1000s of Discovery employees worldwide and their tireless dedication, imagination and creativity, and overall track record of excellence. Together we have a purpose-driven culture, committed to telling great stories that entertain and at their best, inspire. I could not be more excited about this next new chapter. I want to commend the enormously talented WarnerMedia leadership team and the incredible assets that you have built, the wonderful job you have done as stewards of these historic brands, and the hard work over the last three years, putting WarnerMedia into one of the leading streaming companies in the world. I have known and work with Jason and Toby for years. And of course my friend Jeff Zucker, who I worked with and for. We go back decades together. I’ve been a big fan of all their work, and the leadership team... Ann, Casey, Andy, and the whole team across Warner, and all the success they have had as they have transformed the business for the future. We are here today because John and I, and our boards are convinced that WarnerMedia and Discovery are better together. In fact, I think together, the combination makes us the best media company in the world. With the brightest creatives in the world, both in front of and behind the camera, a vast content library and motion pictures and television, and global reach, positions the new company to attack this next generation opportunity to better serve consumers in every language on every platform in every corner of the globe. The combination of these assets brings together the most valuable, important and exciting IP in the world. More than 200,000 hours of content on day one. Across the most popular programming genres, premium television and movies, animation, global sports and news, kids and family and nonfiction lifestyle and real life entertainment. No company that can bring that to the table. We’ll deliver to consumers the world’s most complete and differentiated portfolio of brands and beloved franchises from the storied Warner Brothers Studios, pioneering an exceptional HBO, extraordinary journalism at CNN, remarkable love for the Discovery Channel, HGTV, Food Network, Oprah Winfrey Network, Turner networks, and so much more. The new company will put storytelling, journalism and creative talent at the center of everything that we do. With greater financial flexibility, strong free cash flow and global growth that positions this new company to invest even more content. Our core operating philosophy will be more investment on the screen, more resources for storytellers and building the most compelling, and fun, creative culture in media. We’ve done this for decades. I’m confident that this great new company will have the strongest, deepest and most collaborative relationships in the creative community. This will be my number one priority. The transaction we’re announcing today creates an extraordinary entertainment company that accelerates and assures our place as a fully scaled and differentiated global streaming platform powered by the opportunity to maximize value of our estimated $20 billion a year in content spent. And we intend to lean in. Direct to consumer momentum on both sides will accelerate our ability to be one of the top streaming companies in the world. We will benefit from a balanced portfolio of content leadership in key areas from the biggest tentpole films to live sports and news, beloved nonfiction and lifestyle, the leading television and film studio in the world, and the largest library of content. And taking that differentiated combination of quality programming above the globe, in every market in the world on every platform. We have enormous flexibility in terms of how we package our streaming services. While we will be working through our strategic plans over the coming months, it’s instructive to note that the leading streaming companies succeed in different models from a bundled approach of complimentary services to an all-in super service. We will look at the range of options to unlock value here in the US and around the world. This transaction will also create an enhanced linear business with more programming and creative opportunities and a sturdy global marketing platform. Cover all the key programming quadrants... scripted, news, unscripted, and sports. Turner’s recent strategic pivot to lock up long term live sports on TNT and TBS. Major League Baseball, NHL hockey, NBA basketball, and March Madness is a huge plus for the traditional business, alongside one of the largest collection of sports rights in the world, including our Eurosports networks, three sports networks in every country in Europe, global PGA rights, tennis major, cycling, the Olympics in Europe, in this very short time. And of course, exceptional journalism of CNN, and CNN International that has carved out such a leadership position... number one here in the US and globally around the world. We joined together with CNN with Discovery’s news business in Poland, the TVN and our other local news assets around the world. So thank you again, John. I couldn’t be more excited about this opportunity. I’m also humbled by the legacy of these companies and the massive opportunity ahead. Indeed we stand today on the shoulders of mighty impressive list of the titans who brought us here. Legendary visionaries that created these world class businesses. From Ted Turner to Steve Ross. John Hendricks who created Discovery, Donald Newhouse and Bob Miron who were there at the very beginning with John Malone. Ken Lowe who created HG and Food. Finally, John Malone who created everything in this business, and who has been a teacher and a best friend, and really a father to me. Finally, of course, Jack, Harry, Sam and Albert Warner... the brothers who started it all who like my family came here from Eastern Europe with nothing. The story of the Warner Brothers is the story of our industry. It’s been constant for 100 years. Success is about creative talent, in front of the screen and behind the screen, fighting and fighting to create a culture that supports that creative vision. From the first talkies, the first high definition channel to all the wondrous innovation we see today, these companies have always been on the forefront. Ultimately it was it is all about storytelling. First on the big screen, then on the small screen and now globally on every screen. This is what I’m most excited about... working with the creative industry. I’m going to find myself an office on the Warner Brothers lot. I’ll be in New York. I’ll be anywhere in the world where the creatives are to strive to drive the best creative culture in media today, because that’s what’s going to make us the great company and the great streaming company that John and I started talking about a few months ago. So I can’t wait to get started and John, back to you.

John Stankey

Thanks, David, I appreciate that. Before we take your questions I want to emphasize a few other points that will positively impact AT&T shareholders and customers. We expect this transaction to close in mid 2022, and our goals for the new AT&T will be simple and straightforward. We plan to build on our strong momentum and mobility by increasing our wireless network investments, deploying the spectrum we acquired during the recent C band auction to reach 200 million pops by the end of 2023. We also intend to more than double our current fiber footprint to reach 30 million customer locations by the end of 2025. The single goal of offering the best fixed broadband service in the market. Finally, we’ll have a tighter focus on the growing demand for connectivity, better financial resources and flexibility, a management team aligned on executing this transformation that makes AT&T as effective and efficient as possible. With that said, I look forward to taking your questions. Beionny, could you give us our first question please?

Beionny Mickles, Moderator

A reminder, please click on the raise hand icon to ask a question. When called on, please unmute your microphone and ask your question directly. We’ll now take our first question from Joe Flint at The Wall Street Journal. Joe, please unmute your microphone.

Joe Flint, WSJ

Hi uh, can hear me okay? Guys, can you hear me?

David Zaslav

Yep, we can hear you Joey.

Joe Flint, WSJ

David, you said you’ll be looking for an office on the Warner Brothers lot and there’s maybe a couple of options, so I’m just gonna say what, what is up with Jason Kilar? Do you know if he’s going to stick around and how do you sort of see your management team versus the Warner team?

David Zaslav

Jason is a fantastic talent we’ve. I was there in the beginning when he, when he joined Hulu and built an extraordinary platform there is a huge talent. I’m going to let John specifically speak to Jason.

John Stankey

Alright Joe, Jason remains the CEO of WarnerMedia and as I’m sure you’re aware, David’s got a lot of decisions to make on personnel and how things are structured moving forward during this transition period and as he works his way through it, I’m sure he’ll be talking with folks about where that’s going. Thanks guys.

Beionny Mickles, Moderator

Now, Brian Steinberg from Variety, please unmute your line.

Brian Steinberg, Variety

Hi, can you hear me? Good morning. Hi guys. Can you guys hear me?

David Zaslav

Yes. Hi, Brian.

Brian Steinberg, Variety

Hi, how are you? Thanks for taking questions. A lot of people are focused on Jeff Zucker’s role with the company. As you know, he had plans to leave at the end of this year. Do you see him perhaps continuing beyond that in the new transaction?

David Zaslav

First, until the deal closes, we’re gonna fight to build the best Discovery on a parallel track as John and his team continues to make WarnerMedia an extraordinary company and then when we do come together, we’re looking to take the best and the brightest people. Jeff is an extraordinary talent, CNN is number one. The focus will be on talking to everybody at Discovery and everybody at WarnerMedia and figuring out how we put this company together. It’s all about the talent, and so we’ll be trying to figure out how do we get the best people to stay.

Beionny Mickles, Moderator

And now, Drew Fitzgerald from The Wall Street Journal, please unmute your line.

Drew FitzGerald, WSJ

Can you guys hear me?

John Stankey

We can Drew.

Drew FitzGerald, WSJ

Okay, just curious how this all came together all those months ago... who approached whom uh, when you guys were having these discussions, and was the board vote for both respective companies on this unanimous?

David Zaslav

Sure, well John and I have been good friends for a long time, and we share some passions together. One of them is golf. Neither one of us...

John Stankey

I thought you were going to say eating.

David Zaslav

Eating too. But we were supposed to be together at the AT&T and because of COVID, we were both at home and so I was sitting around on a Saturday or Sunday afternoon, and just texted John, and we ended up in a two hour conversation about the future of media, and we talked about where we both were, and that was really, I think that was the beginning of it for us, for the two of us.

John Stankey

Yeah, Drew to answer your question, I can speak for the AT&T board, it was unanimous approval. And I would say that, you know, in my role is I made in my opening comments as the capital allocator and chief, I’ve been you know contemplating what the right structure for our businesses is for some time. And while David’s accurate, his characterization of when he reached out to me and when we had a conversation... my thought process and deliberations that I’ve had with the board and what I thought was right for AT&T and where we saw the respective Media and Communications industries going has really been something I’ve been focused on since coming into this role in July. And this is kind of what I would call it just the next orderly journey has been and that contemplation and deliberation has been.

David Zaslav

Yeah and our board was unanimous and enthusiastic. We think this is this transaction is a homerun. And you know aside from all the brands, we’ve been on this global journey since I got to Discovery, 15 years ago, 15 plus years ago. So anywhere you go in the world, we have 10 channels or free to air channels. We have sports all over Europe and this combination... we started talking about this really a long long time ago, was there some way, without doing a transaction, because we always felt that our content in the US and then all of the local language content we have around the world together with the incredible brands and talent at WarnerMedia just kind of, you know, takes us at a level above everybody else with a diversity of content that’s different and more compelling than anybody else. And so our board saw that and that was kind of the guiding light for John and I, that we’re not just better together, but we’re the best together. And you know what I think is, was, was kind of really compelling to me was that throughout these discussions, John was always focused on how do we create them? What structure creates the most shareholder value for AT&T shareholders? Because that was that that was the journey... it was a journey of how we come together. There was John’s journey of what is the structure, and what’s the attack that creates the most value for AT&T shareholders.

John Stankey

And we think we have that.

Beionny Mickles, Moderator

And now, Brian Stelter from CNN, please unmute your line.

Brian Stelter, CNN

Good morning, since I’m sitting here in one of the CNN studios, I’m going to ask the question on behalf of the CNN staffers that are that are all asking me, does CNN fit in this entertainment company? And do you intend to hold CNN or spin it off?

David Zaslav

We love CNN. In fact, you know, for us, if you go to Europe, where we’re entertainment, nonfiction, leader in sports, and we’ve been on attack with news. We just made a very big investment in the UK, I mean in terms of directional for us and our plan was to roll across Europe because we think one of the real differentiating futures is live news, live sports. And when you put that together with entertainment and nonfiction. It’s really compelling and it’s hard to match news and sports. You wake up in the morning and it could be a lot of great content out there but everyone wakes up and wants to know what’s going on in their world. Am I okay and what’s going on, and nobody does that better than CNN. I’ve been glued to CNN for the last several months. It’s number one for a reason. And as I said, we do have news with the leader in news in, in, in Poland, and we’ve had a great experience with it, and I think with CNN’s international business, this gives us a chance to really lean into that footprint.

Brian Stelter, CNN

Will you commit to the same independence as providing CNN’s newsroom the same independence that Mr. Stankey has?

David Zaslav

We’re committed to have CNN be have the greatest editorial integrity, and to be as successful globally, and to have the brand, which you guys have built. But John Malone, in the very early days was there to build CNN with Ted Turner. And so there’s a tremendous amount of pride, as someone who started in this business 30 years ago. CNN was the beacon. It’s the beacon today, and it should be the beacon everywhere in the world so we’re going to come in and we’re going to be supportive, and we also intend to fund significantly the, the direct to consumer piece of it because we think, John and I have talked about it a lot. You guys have done a great job. But how do we continue to drive that because people want to get their news on every on every device.

Beionny Mickles, Moderator

Now Julia Boorstin from CNBC, please unmute your mic, your line.

Julia Boorstin, CNBC

Good morning guys. Congrats on a deal. It sounds like you’re not interested in divesting CNN I’m just wondering, is there any other pieces you see that may not fit, and then also how you see uniting these streaming assets. Is this, I mean, are you going to be thinking about this as creating one uh, sort of a portfolio of streaming options, sort of a la ESPN Plus, Hulu and Disney Plus, creating a giant streaming option, how are you going to be approaching streaming with this portfolio of assets going forward?

David Zaslav

First, we’re not interested in selling anything. I think John and Jason and the team have aggregated the premier assets in media, and I think we fit together like a glove. One of the things that we provide, when I look at discovery+ domestically, we have, we have such low churn, and people spending three hours a day with watching content on Food or HG or Discovery or, or Oprah. And so when you put that combination of really nourishing content with the blockbusters... this, this business is really in terms of attraction about the big blockbusters... Superman, Batman, Game of Thrones. I mean, there is no better IP in terms of attracting massive audiences than what John and the team have put together. And, you know, one of the leaders in in the streaming business said to me, about two months ago, we were talking about discovery+ and what we have, a library just ourselves as big or bigger than Netflix. He said if I had you, my churn would be zero. Now, take all that we have and, and all that, that John has built on and enhanced, and we want it all, we want to keep it all.

Beionny Mickles, Moderator

And now, Ed Lee from The New York Times, please unmute your line.

Ed Lee, NYT

Folks, thanks for taking the question. I’ve got one for you, David and one for you, John. David to start, some cost synergies in this deal, which clearly helps but there was also some indebtedness that the new company will have. Can you guys talk about how much debt the new business will have and how much you can invest in streaming and everything going forward?

David Zaslav

Sure. So we’ll start with a little over $55 billion in debt. But, this company is going to be a free cash flow machine. When we look out to 2023, we’ll have $52 billion in revenue. That $15 billion will be direct to consumer. I mean, talk about a company that has made a pivot with all the hard work for the last three and a half years and we’ll talk about that later that John has done it has had the courage to do because we pick up, we’re picking up this asset. We own all of our IP, one of John’s missions and we’ve been talking about it for years, get back all that IP, don’t sell it to other players. And so, we will have over $15 billion in direct to consumer, but over $8 billion in free cash flow. So you’ll see that leverage, our leverage come down very very quickly. And we think that we have some upside on that with $14 billion of EBIT, and so there is a lot of synergy, we think over $3 billion of synergy. But the way we’re going to run this company is the left side of this company is going to be everything other than the content, and on that, we’re going to get really aggressive and drive productivity. We did it before with Scripps. We over delivered and we ended up with a stronger company, we ended up with a real mixture, almost. It was like half and half, half of the Scripps company that Ken Lowe built, half of the Discovery company. And so we think there’s, there’ll be great synergy and finding the best and the brightest people, but the objective is to attack that business with productivity and talent, great people and hard work, but then spend more money on content. We’re staring with $20 billion and we want to invest in more. If we can find more great content, great talent, great directors, great writers, great producers... we want our company to be the place that people that want creativity, want flexibility, they want to tell stories, will come to us and if we’re successful with that the free cash flow...

Ed Lee, NYT

$20 billion is how much you plan to allocate towards towards investment... is that on an annual basis or what is that number referred to?

David Zaslav

$20 billion is what we spend now together. What we spend now on content together, and it’s a very efficient model about, I think about 60%. You see we got $14 billion in EBIT in ‘23, and we’re expecting more than $8 billion in free cash flow. We got a, we have a team of drivers that are going to drive that.

Ed Lee, NYT

And one thing for you John, when David mentioned that you guys were talking in secret, several months ago in his Greenwich Village brownstone... Can you give us a little color, how did it start, what was, you know, I mean you guys closed on the deal just three years ago and just a few months ago you were, you’re thinking about well maybe this needs to be off. Can give us some thinking about your thinking about that at that moment and how you guys first started really talking about it, where it was?

John Stankey

Yeah I wouldn’t say in secret. I thought we were discreet is maybe how I would describe it. Secret sounds like we were in the bat cave or something. Look Ed, I as I shared in my opening comments, my job as the CEO of AT&T is to burnout to the employee body who all have good ideas on how to grow this business and where to take it and make sure I facilitate those opportunities. And as you heard me discuss early on, whether it’s continuing to build world class wireless networks, finding more fiber into the infrastructure of the United States, given the importance and connectivity, great work that was done at WarnerMedia to scale launch what I believe will be one of the premier global direct to consumer businesses at HBO Max, there was a lot of effort at the front end of it that would not have occurred had the two businesses, AT&T and WarnerMedia not come together. Normalizing carriage agreements, the distribution muscle that AT&T brought in, the great brands of WarnerMedia brought in. And that journey has been a you know a really important and significant journey over the last couple of years and it’s been successful and it became clear to me over the last several months, the great work that Jason and the team have done over the last year, that we were hitting escape velocity on that. As you know we’re launching an AVOD service this month. We began our launch in Latin America and looking out over the next couple of years on these great growth opportunities we have in front of AT&T and its entirety, whether it’s fixed broadband, what we do in wireless, what we can do and grow in the media business, it became clear to me that we were going to need a different capital structure to get that done. And it was important to not do something in my decision making to cause anybody to slow down in their execution, and not seize that opportunity and in this case, while we had a lot of benefits of having streaming, together with our, our infrastructure and connectivity business, we’ve been driving down churn, our customer acquisition acquisition rates have been better. Reality is as as streaming has evolved in the last couple of years, the global opportunity from a shareholder accretion perspective is far greater to seize that global streaming opportunity on a standalone basis with great assets and bring it together with depth of content, international distribution, then it is to continue to work on improving our domestic connectivity business, not, not that it doesn’t help it, but through partnership, David and I intend to continue to work together to make sure that HBO Max is part of the AT&T portfolio and we can be a strategic partner to him and I think we have a means to do that, but we can kind of get the best of both worlds. Allow him now with a capital structure that has the flexibility to invest in growth. We expect, I expect by turning over 71% of this company to AT&T shareholders. Number one, we’re gonna unlock some value that great work that the WarnerMedia team has done by simply putting it out there and a combined media company, we’ll see some multiple expansion that will be incremental value creation, that will happen I think in fairly short order after close on just the exchange prices we’ve been talking about in this transaction. And I think that’s a really important thing and AT&T shareholders, still holding 71% of this can stay in and continue to take this great ride that David, he just described and I think that’s a good place for them to be and at the same time, those that remain in AT&T stock will have the right capital structure so that I can turn back to the communications company employees and allow them to invest and grow this business and so that’s that’s fundamentally where I’m at, it’s really good for the shareholders of AT&T on both sides. I think it’s good for the employee bases on both sides of this company and ultimately our customers because better products are going to come from the media company and the communications company by making this change.

David Zaslav

When I look at this and as we were talking, I think of this as, as John and I spend the next couple of years building these companies, seeing this as the number one media company in the world. And the number one, telecommunications company in the world. That’s what, that’s what our mission is... that’s what that’s what we think can happen out of this and I just have to really, as I look at what John has done, because years ago, I remember going in and talking to Time Warner, many years ago before John took over, and looking at HBO with the idea that maybe this idea of us coming together with HBO was something that, for years I’ve thought makes a lot of sense, but when I went in there, there’s two ways you can run a media company. Aside from building the, telling the great stories and building great content, is you can you can maximize the value of that by selling it, sort of like an arms dealer and that’s a, that’s a very good strategy, and you can create a lot of value. Or you could aggregate that IP and invest for the long term to build asset value and what John and the team were able to do was really formidable. They you know, most of what HBO had was being sold in anywhere you went in the world, you saw it on free to air, you saw it on other platforms. And so when you looked at HBO, you know 5, 6, 7 years ago, it was, it was generating a significant amount of value for shareholders, but not as as IP owned to create and make the turn and make the pivot to build a direct to consumer business. And so John went on a mission to get that IP back. It took courage because in the near term, it wasn’t maximizing dollars, but it was maximizing the long term vision of getting the IP back, the best IP in the world, building a great best of class platform, both of which he did. And the reason I say that is, I don’t think this deal could have happened if he didn’t spend the last three and a half years on a mission to turn this company into a global IP company with best of class platform and own his IP. IP that we can put together today with the IP that we own globally and accelerate right in. It’s there for us, it’s there for us because of the hard work that you and the team did. And the vision that you have.

John Stankey

David’s being incredibly gracious but I want to give a nod to a lot of executives of WarnerMedia that have been through an awful lot the last couple of years that have just done a remarkable job getting us to this point and I’m excited about cutting them loose in a way that they can go and make this a global service. I’m a little sad about not having the long term relationship moving forward with some of my become very close but this is the right thing to do in aggregate. Beionny, what’s the next question?

Beionny Mickles, Moderator

Our next question will come from Anna Nicolaou from the Financial Times, Anna, please unmute your line.

Anna Nicolaou, Financial Times

Hi, good morning, I have about one for David and one for John. David, I was wondering just when you’re kind of looking at this new company, what is the extent to which you’re planning to integrate Warner with Discovery... what would be the name for the new company? Do you envision combinations of HBO Max with discovery+ or is it going to be a bundle? I mean I just anything on your plans for that. And then John I, I’m wondering a bit on just the timing of this all of spinning off Warner, about three years after buying it. Was it related at all to the pandemic or about AT&T stock price which you’ve expressed displeasure with and in recent months?

David Zaslav

We’ll announce, we do have a name, and we’ll announce it later this week or early next week. We’re gonna fully integrate, you know, we’re gonna be one company. One company, one culture, one mission. Great stories, great content that entertains people in every language, everywhere in the world. And when we’re at our best, hopefully will inspire, and we have that great opportunity. That’s what we get to do in this business, we get to tell stories to affect people’s lives. And we’re going to get a chance to do that everywhere in the world as one company, one culture, one mission. And so, in terms of bundling or how are we doing it. We’re going to do it differently, you know, John, and Jason are going to launch this AVOD in this month. And we’ve learned a lot just in the last couple of years and going direct to consumer. You know what, you take a look at what Chapek and Bob Iger have done, they’re doing a bundling strategy that’s quite compelling, it’s working very well for them. There are other strategies of creating a super pack and, and that’s also working, working very well. It’s working very well right now for WarnerMedia, whether you have, so that we will have the flexibility in the US and around the world, to determine how we create the ecosystem around this extraordinary IP, we have, and how we, how we, whether we offer it in the bundle or whether we offer it together, that’ll be something that we’ll be working on and we’ll, and we’ll see over the next few years as we learn more about what consumers want and how they want it.

John Stankey

Anna to answer your question, I think I’ve been speaking to the Warner media employees over several years that I expected there would be change in the structure of the media industry moving forward. And that there was probably likely to be further consolidation given that these global platforms clearly are going to require some scale to ultimately be successful and the timing and, and why this is simply, we, we have figured out this equation domestically in the US and as I mentioned, we launched in Latin America, starting, you know, in the month of June, we followed behind that in markets in Europe. And we’re now at that point where that scale is growing pretty rapidly, and the capital demands associated with that, and the content demands to get the right kind of differentiated offer in these markets will, will increase and be more competitive. And this was the right time to put these assets together, to, to seize that opportunity and ultimately maximize value in the direct to consumer streaming world. And I believe pretty strongly if we thought that was going to be structural change in the market, that probably better to initiate that rather than have to follow it or respond to it. And after, you know, thinking about what those options could be, we’re, I think it’s an incredibly powerful combination to have WarnerMedia and Discovery come together, I got comfortable with that, that it was the right move. Moving now to make sure that we can set the table and the way we wanted to set it. That’s an important thing to do as opposed to responding to others that might move to consolidate and get in this financial flexibility in the overall capital structure that so that we can pursue great growth in the connectivity business is equally as important to move on now because I think the pandemic to your question showed us just how critical and important connectivity is and I think our business can be stronger and better in that regard and I intend to leave it there.

Beionny Mickles, Moderator

We have time for one last question. Our last question will be from Ken Li at Reuters, Ken, please unmute your line.

Ken Li, Reuters

That’s Reuters. Thank you. Good morning and thanks for taking the question. Uh, I’m the last person on the line here. I want to double check responses to previous questions from my peers. Just so I understand it, so Jason Kilar is still under negotiation with the new company, especially one, is that correct? And two, I, David, you mentioned and expressed your admiration and love for CNN, but just to double check on the question, is CNN a long term?

John Stankey

Ken, Jason is still the CEO of WarnerMedia and as I mentioned, David’s got decisions he’s got to make across a broad cross section of how he wants to organize the business and who will be in what roles moving forward during this transition period. And as he moves through that process I’m sure those decisions will ultimately set forward.

David Zaslav

Just where I come from, Jack Welch hired me in early 1989 to launch a news network. Our intent at that time before we launched CNBC was to launch a news network to take NBC News and and create a news network. We ended up creating CNBC, and later on we work to create MSNBC with with Microsoft. And those businesses brought tremendous amount of value to NBC when I was there, and the currency. Being the thing that people turn to in the morning to see where where’s their value what’s going on, where the politics, is everything okay, it’s even more important in a world where there’s so much content out there and it’s being commoditized in many ways. One of the reasons this transaction makes sense is only the really the best, best, best stuff matters. What HBO and Warner Brothers on the TV and motion picture side have is very best iconic IP in the world. Big, big brands that really matter to people. And the, the ability with CNN to lean into that... not only are we going to keep it. As I said we just did GB news in the last 90 days... we already on a mission. Our mission was news, sports, entertainment, nonfiction, that was our mission across Europe. Now our mission is lean into news, take everything that we have already and it’s substantial in Europe, put it together with CNN, and be the world leader in news.

John Stankey

Okay, I’d like to thank all of you for joining us this morning. I appreciate it. I think from my point of view, you only need to listen to David and his, his view of where this is going to understand.... this is a wonderful opportunity for an AT&T shareholder to move forward in combination with Discovery to build a premier media asset, and I couldn’t be more delighted. I think we’ve set this up in a way where David and his leadership and how he settles this company in has an opportunity to create something incredibly special. If you’re an AT&T shareholder along for the ride at 71% of the ownership of this, having the flexibility to seize those opportunities. I’m absolutely delighted about that I can tell you personally, my little splits with that given I’m an AT&T shareholder we’ll be continuing to ride on David and his future so David, thank you very much. Congratulations.

David Zaslav

Thank you, John and I’ll just finish by saying that I think AT&T is an extraordinary company but the structure that John put together with his leadership. I expect AT&T is going to be number one, telecom communications company in the world, and we’re not going to stop until... for the rest of them for the 71% of those shareholders that are part of this new company, we will not stop until we are the number one global entertainment company reaching people on every device. You’re giving us all the tools we need. We got to work really hard but the great talent that you’ve hired, and off we go together.

John Stankey

Thank you all.

Beionny Mickles, Moderator

This concludes AT&T and Discovery, Inc’s virtual press conference.

Where to Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Discovery, Inc. (“Discovery”) and Magallanes, Inc. (“Spinco”), which will immediately follow the proposed separation of Spinco from AT&T Inc. (“AT&T”) (together, the “proposed transaction”). In connection with the proposed transaction, Discovery intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. In addition, Spinco expects to file a registration statement in connection with its separation from AT&T. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) and other documents filed by Discovery and Spinco with the SEC at http://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com. Free copies of documents filed with the SEC by Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com.

Participants in the Solicitation

Discovery, AT&T and Spinco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Discovery is set forth in its definitive proxy statement, which was filed with the SEC on April 30, 2021. Information about the directors and executive officers of AT&T is set forth in its definitive proxy statement, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Spinco will be set forth in its registration statement to be filed with the SEC in connection with its separation from AT&T. Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.

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